UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Resolute Energy Corporation
(Name of Issuer)
Shares of Common Stock, par value $0.0001 per share
(Title of Class of Securities)
76116A108
(CUSIP Number)
Thomas O. Hicks
100 Crescent Court, Suite 1200
Dallas, Texas 75201
(214) 615-2300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -
James A. Deeken
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-4788
June 29, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	76116A108

1	NAMES OF REPORTING PERSONS HH-HACI GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		430

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		228,645

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		430

WITH	10	SHARED DISPOSITIVE POWER

		228,645

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	229,075

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	76116A108

1	NAMES OF REPORTING PERSONS HH-HACI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		204,939

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		204,939

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	204,939

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	76116A108

1	NAMES OF REPORTING PERSONS Thomas O. Hicks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		7,200,301

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,763,354

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,200,301

WITH	10	SHARED DISPOSITIVE POWER

		2,763,354

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,963,655

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	76116A108
AMENDMENT NO. 2 TO SCHEDULE 13D
This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed with the Securities and Exchange Commission (the “Commission”) on behalf of HH-HACI, L.P. (“HH LP”), HH-HACI GP, LLC, the general partner of HH LP (“HH LLC”), and Mr. Thomas O. Hicks, the sole member of HH LLC (the “Principal,” together with HH LP and HH LLC, the “Reporting Persons”) relating to (a) shares of common stock, par value $0.0001 per share (“Common Stock”) of Resolute Energy Corporation, a Delaware corporation (the “Issuer”); (b) shares of Common Stock of the Issuer subject to forfeiture under certain conditions (“Earnout Shares”); (c) Founder’s Warrants of the Issuer (“Founder’s Warrants”), each of which is exercisable for one share of Common Stock; and (d) Sponsor’s Warrants of the Issuer (“Sponsor’s Warrants”), each of which is exercisable for one share of Common Stock. This Amendment modified the original Schedule 13D filed on October 5, 2009 (the “Original 13D”).

Item 5.	Interest in Securities of the Issuer
Item 5 of the Original 13D is hereby amended and restated as below:
According to the Issuer’s Form S-1 filed on June 30, 2010, there are 54,815,825 shares of Common Stock issued and outstanding as of June 29, 2010.
(a) (i) As of the date hereof, HH LP beneficially owns 204,939 shares of Common Stock held by HH LP, which represents 0.4% of the Issuer’s outstanding shares of Common Stock. These 204,939 shares of Common Stock include Earnout Shares, but exclude Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are not exercisable until, among other conditions, the last sale price of Common Stock exceeds $13.75 for any 20 days within any 30 day trading period beginning 90 days after the closing of the Acquisition.
(ii) As of the date hereof, HH LLC, the general partner of HH LP, beneficially owns 229,075 shares of Common Stock, which represents 0.4% of the Issuer’s outstanding shares of Common Stock. These 229,075 shares of Common Stock include 430 shares of Common Stock held by HH LLC, and 228,645 shares of Common Stock held by HH LP and other partnerships for which HH LLC serves as general partner. These 229,075 shares of Common Stock include Earnout Shares, but exclude Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are not exercisable until, among other conditions, the last sale price of Common Stock exceeds $13.75 for any 20 days within any 30 day trading period beginning 90 days after the closing of the Acquisition.
(iii) As of the date hereof, the Principal, the sole member of HH LLC, which is the general partner of HH LP, beneficially owns 9,963,655 shares of Common Stock, which represents 16.8% of the Issuer’s outstanding shares of Common Stock (including 4,666,667 Sponsor’s Warrants outstanding and beneficially owned by the Principal).

CUSIP No.	76116A108
These 9,963,655 shares of Common Stock include 7,200,301 shares of Common Stock held by the Principal, 430 shares of Common Stock held by HH LLC, 228,645 shares of Common Stock held by HH LP and other partnerships for which HH LLC serves as general partner, and 2,534,279 shares of Common Stock held by the Principal’s charitable foundation and estate planning entities for the Principal’s family. These 9,963,655 shares of Common Stock include Earnout Shares and Common Stock that would be issuable upon the exercise of Sponsor’s Warrants, which are exercisable after the closing of the Acquisition if certain conditions (described in Item 6) are satisfied, but exclude Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are not exercisable until, among other conditions, the last sale price of Common Stock exceeds $13.75 for any 20 days within any 30 day trading period beginning 90 days after the closing of the Acquisition.
The filing of this statement on this Amendment shall not be construed as an admission, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, that (i) either the Principal or HH LLC is the beneficial owner of any of the shares of Common Stock owned by HH LP, or (ii) the Principal is the beneficial owner of any of the shares of Common Stock owned by HH LLC, the Principal’s charitable foundation, or estate planning entities for the Principal’s family. Each of the Principal and HH LLC disclaim beneficial ownership of any shares of Common Stock in which they do not have a pecuniary interest.
(b) (i) HH LP has the sole power to vote and dispose of the aggregate of 204,939 shares of Common Stock it holds. These 204,939 shares of Common Stock include Earnout Shares, but exclude Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are not exercisable until, among other conditions, the last sale price of Common Stock exceeds $13.75 for any 20 days within any 30 day trading period beginning 90 days after the closing of the Acquisition.
(ii) HH LLC has the shared power to vote and dispose of the aggregate of 228,645 shares of Common Stock held by HH LP and other partnerships for which HH LLC serves as general partner. These 228,645 shares of Common Stock include Earnout Shares, but exclude Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are not exercisable until, among other conditions, the last sale price of Common Stock exceeds $13.75 for any 20 days within any 30 day trading period beginning 90 days after the closing of the Acquisition.
(iii) HH LLC has the sole power to vote and dispose of the aggregate of 430 shares of Common Stock held by HH LLC. These 430 shares of Common Stock include Earnout Shares, but exclude Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are not exercisable until, among other conditions, the last sale price of Common Stock exceeds $13.75 for any 20 days within any 30 day trading period beginning 90 days after the closing of the Acquisition.
(iv) The Principal has the shared power to vote and dispose of the aggregate of 2,763,354 shares of Common Stock, which include 430 shares of Common Stock held by HH LLC, 228,645 shares of Common Stock held by HH LP and other partnerships for which HH LLC serves as general partner, and 2,534,279 shares of Common Stock held by the Principal’s charitable foundation and estate planning entities for the Principal’s family. These 2,763,354 shares of Common Stock include Earnout Shares, but exclude Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are not exercisable until, among other conditions, the last sale price of Common Stock exceeds $13.75 for any 20 days within any 30 day trading period beginning 90 days after the closing of the Acquisition.

CUSIP No.	76116A108
(v) The Principal has the sole power to vote and dispose of the aggregate of 7,200,301 shares of Common Stock held by the Principal. These 7,200,301 shares of Common Stock include Earnout Shares and Common Stock that would be issuable upon the exercise of Sponsor’s Warrants, which are exercisable after the closing of the Acquisition if certain conditions (described in Item 6) are satisfied, but exclude Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are not exercisable until, among other conditions, the last sale price of Common Stock exceeds $13.75 for any 20 days within any 30 day trading period beginning 90 days after the closing of the Acquisition.
(c) The table attached hereto as Annex A lists all transactions in the Common Stock during the past sixty (60) days by HH LP and the Principal, and, through the above relationships, HH LLC and certain partnerships formed for employees of affiliates of HH LLC for which HH LLC serves as the general partner. Annex A is hereby incorporated by reference.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Original 13D is hereby amended and restated as below:
Founder’s Warrants
HH LP and other partnerships for which HH LLC serves as general partner hold 325,373 Founder’s Warrants. HH LLC holds 613 Founder’s Warrants. The Principal holds 3,605,481 Founder’s Warrants. The Principal’s charitable foundation and estate planning entities for the Principal’s family hold 3,606,400 Founder’s Warrants. Each Founder’s Warrant entitles the holder to purchase one share of Common Stock of the Issuer at a price of $13.00 per share, subject to adjustment, commencing any time after the last sale price of Common Stock exceeds $13.75 for any 20 days within any 30 day trading period beginning 90 days after the closing of the Acquisition and shall end on the date that is 5 years from the closing of the Acquisition. However, Founder’s Warrants will be exercisable only if a registration statement relating to the Common Stock issuable upon exercise of the warrants is effective and current.
Founder’s Warrants (a) other than Founder’s Warrants held by Seller, may not be sold or transferred except to permitted transferees until 180 days after the closing of the Acquisition; (b) will not be redeemable by the Issuer so long as they are held by HH LP, certain other parties, Seller, or their permitted transferees; and (c) may be exercised at the option of the holder on a cashless basis.

CUSIP No.	76116A108
Subject to the limitations above, the Issuer may call Founder’s Warrants for redemption, in whole and not in part, at a price of $0.01 per Founder’s Warrant, upon not less than 30 days’ prior written notice of redemption to each Founder’s Warrant holder, at any time after such Founder’s Warrants have become exercisable, if, and only if, (a) the last sale price has equaled or exceeded $18.00 per share for any 20 trading days within a 30-trading-day period ending on the third business day prior to the notice of redemption to Founder’s Warrant holders and (b) at all times between the date of such notice of redemption and the redemption date a registration statement is in effect covering the Common Stock issuable upon exercise of the Founder’s Warrants and a current prospectus relating to those Common Stock is available.
Sponsor’s Warrants
The Principal holds 4,666,667 Sponsor’s Warrants. Each Sponsor’s Warrant entitles the holder to purchase one share of Common Stock of the Issuer at a price of $13.00 per share, subject to adjustment, commencing any time after the closing of the Acquisition and shall end on the date that is five years from the closing of the Acquisition. However, Sponsor’s Warrants will be exercisable only if a registration statement relating to the Common Stock issuable upon exercise of the warrants is effective and current.
Sponsor’s Warrants (a) other than Sponsor’s Warrants held by Seller, may not be sold or transferred except to permitted transferees until 180 days after the closing of the Acquisition; (b) will not be redeemable by the Issuer so long as they are held by HH LP, Seller, or their permitted transferees; and (c) may be exercised at the option of the holder on a cashless basis.
Subject to the limitations above, the Issuer may call Sponsor’s Warrants for redemption, in whole and not in part, at a price of $0.01 per Sponsor’s Warrant, upon not less than 30 days’ prior written notice of redemption to each Sponsor’s Warrant holder, at any time after such Sponsor’s Warrants have become exercisable, if, and only if, (a) the last sale price has equaled or exceeded $18.00 per share for any 20 trading days within a 30-trading-day period ending on the third business day prior to the notice of redemption to Sponsor’s Warrant holders and (b) at all times between the date of such notice of redemption and the redemption date a registration statement is in effect covering the Common Stock issuable upon exercise of the Sponsor’s Warrants and a current prospectus relating to those Common Stock is available.
Registration Rights Agreement
The Issuer entered into a registration rights agreement (“Registration Rights Agreement”) pursuant to which it may be required to register shares of Common Stock (including Earnout Shares), Founder’s Warrants (and the Common Stock to be purchased pursuant to such Founder’s Warrants), Sponsor’s Warrants (and the Common Stock to be purchased pursuant to such Sponsor’s Warrants) held by the Reporting Persons through demand registration, piggy-back registration, or registration on shelf registration statement, subject to certain conditions in such Registration Rights Agreement. The Issuer filed a registration statement (Form S-1) with the Commission on June 30, 2010, pursuant to which HH LLC registered 306 shares of Common Stock, the Principal registered 1,802,740 shares of Common Stock, and the Principal’s charitable foundation and estate planning entities for the Principal’s family registered 1,803,200 shares of Common Stock.

CUSIP No.	76116A108
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 7, 2010

HH-HACI, L.P.
By:	HH-HACI GP, LLC, its general partner

By:	/s/ Thomas O. Hicks
Thomas O. Hicks
sole member

HH-HACI GP, LLC
By:	/s/ Thomas O. Hicks
Thomas O. Hicks
sole member

/s/ Thomas O. Hicks
Thomas O. Hicks

Annex A
HH-HACI, L.P.

	Type of	Number of	Price Per Share (in-kind
	Shares	Shares	distribution without
Date	Distributed	Distributed	consideration)
6/29/2010	Common Stock	82,067	$0
6/29/2010	Earnout Shares	33,273	$0

	Type of	Number of	Price Per Warrant (in-kind
	Warrants	Warrants	distribution without
Date	Distributed	Distributed	consideration)
6/29/2010	Founder’s Warrants	164,135	$0
Certain Other Partnerships Formed For Employees of Affiliates of HH LLC
for which HH LLC Serves as the General Partner

	Type of	Number of	Price Per Share (in-kind
	Shares	Shares	distribution without
Date	Distributed	Distributed	consideration)
6/29/2010	Common Stock	16,900	$0
6/29/2010	Earnout Shares	6,853	$0

	Type of	Number of	Price Per Warrant (in-kind
	Warrants	Warrants	distribution without
Date	Distributed	Distributed	consideration)
6/29/2010	Founder’s Warrants	33,803	$0